UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

Name:	Yleana Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

5323 Anita Street
Dallas, TX 75206

Telephone Number:	917-765-5724

Name and Address of Agent for Service of Process:

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801

With Copies to:

Allison Fumai, Esq.
Dechert LLP
1095Avenue of the Americas
New York, NY 10036

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES [   ]    NO [X]

Item 1.     Exact Name of registrant.

Yleana Trust

Item 2.    Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant was organized under the laws of the state of Delaware on October 2, 2018.

Item 3.   Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Registrant is organized as a Delaware statutory trust.

Item 4.  Classification of registrant (face amount certificate company, unit investment trust, or management company).

Registrant is a management company.

Item 5.  If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is an open-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Registrant is registering as a diversified company.

Item 6.  Name and address of each investment adviser of registrant.

Yleana Advisors LLC
5323 Anita Street
Dallas, TX 75206

Item 7.  If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Gabriel Hammond	Initial Trustee
5323 Anita Street
Dallas, TX 75206

Davendra Saxena	Secretary of the Trust
5323 Anita Street
Dallas, TX 75206

Item 8.   If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

     Not Applicable

(b) state the name and address of each officer and director of each sponsor of registrant;

     Not Applicable

(c) state the name and address of each trustee and each custodian of registrant.

    Not Applicable

Item 9.

(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

    No

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

    Not Applicable

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

    Yes, Registrant intends to make a public offering at an undetermined time in the future.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

     No

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

    Not applicable.

Item 10.  State the current value of registrant’s total assets.

   $0.00

 Item 11.  State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

   No

Item 12.  Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

 Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of St. Louis and state of Missouri on the 13th day of March, 2019.

Yleana Trust

/s/ Gabriel Hammond
Name: Gabriel Hammond
Title: Trustee and Chief Executive Officer

Attest:

/s/ Davendra Saxena
Name: Davendra Saxena
Title: Secretary of the Trust